2005 | First Midwest Bancorp

10th Annual

Howe Barnes Investments, Inc.

Community Bank Conference

Chicago, Illinois

May 31, 2005

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

92% of Total FMBI Assets In Metro Chicago


WI
McHenry County
Lake County
Lake Michigan
Cook County
Kane County
Chicago
Du Page County
Kendall County
Will County
LaSalle County
Grundy County
IN

First Midwest Bank: Chicago's Premier Independent Company

I.   **2004 Performance Highlights**

II.   **Superior Long Term Performance**

III. **Six Principal Causes**

IV.   **1st Quarter 2005**

V.   **2005 Outlook: Stepping Up the Pace**
                     Exploiting Strategic Opportunities

I. 2004 Performance Highlights

2004 Performance Highlights

- **13th Consecutive Year of Higher E.P.S. ***
  - **Up 7.6% vs. 12/31/03**

- **Profitability Strong**
  - **ROA 1.45% & ROE 18.7%**

- **Nonperforming Assets at .55%**
  - **Down (22.5%) vs. 12/31/03**

- **Efficiency Ratio Solid at 50.1%**
  - **49.9% without One-Time Merger integration costs**

*Excluding Acquisition Changes in 1998

2004 Performance Highlights (con't.)

+ **Commercial Loan Growth:**   **8.9%**

+ **Home Equity Lending Growth:**   **10.9%**

+ **Demand Deposit Growth:**   **7.4%**

2004 Full Year Peer Comparison

	First Midwest	Midwest Peer [1]	% Difference
Return On Assets	1.45%	1.05%	38%
Return On Equity	18.68%	12.37%	51%
Non Performing Asset Ratio [2]	.55%	.72%	-24%
Efficiency Ratio	50.11%	62.52%	- 20%

(1)   Represents 12/31/04 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$13.8 billion
(2)   Represents the ratio of nonperforming assets to loans plus foreclosed real estate

II. Superior Long Term Performance

Earnings and Shareholder Value Trends

Since 1994	Compound Annual Growth
Earnings Per Share ($) ($0.75 to $2.12)	**10.95%**
Market Capitalization ($ million) ($561 to $1,671)	**11.53%**
Dividends Per Share ($0.29 to $0.90)	**11.99%**

Growth In Assets



199% Increase

1992 and 1993 have not been restated for acquisitions accounted for as "poolings-of-interest"

Return On Assets



86% Increase

1992 and 1993 have not been restated for acquisitions accounted for as "poolings-of-interest"

Nonperforming Asset Ratio



Improved 57%

Efficiency Ratio



III.   Six Principal Causes

Six Principal Causes

1. **Corporate Mission Focused**

2. **Aggressive Sales Management Discipline**

3. **Comprehensive Management Process**

4. **Value Based Control Processes**

5. **Rigorous Treasury Management**

6. **Outstanding Marketplace Opportunities**

1. Dedication To Our Corporate Mission

- **15 Years of Sustained Commitment to Mission**

- **Mission:**
  - **Client Focused**
  - **Relationship Based**
  - **Needs Driven**
  - **Value Linked**

2. Aggressive Sales Management Discipline

- **Relationship Manager Driven**
  - **200 Business Bankers**
  - **450 Retail Bankers**

- **Line of Business Structure**
  - **Middle Market Business**
  - **Commercial Real Estate**
  - **Retail Credit**
  - **Small Business**
  - **Agricultural Business**

- **Daily Sales Activity**
  - **6,000 Client Contacts Executed**
  - **1,200 Pre-planned Calls Made**
  - **500 Referrals Delivered**
  - **12 Strategic Relationship Plans Structured**

3. Comprehensive Management Process

- **Tenured**

- **Aligned**

- **Planning Driven**

- **Research Based**

- **Succession Conscious**

4. Value Based Control Processes

+ **Disciplined Credit Culture**

  + **Seasoned Credit Administration**

  + **Diversified Portfolio Risk**

  + **Local Market Focus**

  + **Rigorous Remediation Process**

4. Value Based Control Processes (con't.)

✦ **Operational Efficiency Emphasis**

✦ **Continuous Business Process Improvement**

✦ **Six Sigma Disciplines Emerging**

✦ **Rigorous Vendor Management**

✦ **Strong Financial Analysis**

5. Rigorous Treasury Management

+ **Comprehensive Simulation Discipline**

+ **Flexible Balance Sheet Positioning**

+ **Dynamic Liquidity Management**

+ **Conservative Securities Portfolio Structuring**

6. Outstanding Chicagoland Marketplace

	Market Opportunity[1]
Financial Assets	**$288 billion**
Total Assets	**$1.07 trillion**
Total Liabilities	**$234 billon**
Trust Assets	**$42 billion**

(1) Source: Branchsource/Highline Data. Counties served by FMB where branches located: Lake, Cook, Will, McHenry, Kane, DuPage

IV. 1st Quarter 2005 Performance Metrics

1st Quarter 2005 Performance Highlights

- **Profitability**
  - **ROE: 19.1%**
  - **ROA: 1.49%**

- **Earnings Growth[1]**
  - **E.P.S.: 7.8%**

- **Balance Sheet Growth[1]**
  - **Commercial Loans 8.7%**
  - **Demand Deposits 6.3%**
  - **Time Deposits 9.1%**

- **Asset Quality**
  - **Nonperforming Assets Ratio: 0.47%**

- **Efficiency**
  - **Ratio: 49.9%**

(1) Compared to 1Q04

V. 2005 Outlook:
Stepping Up The Pace
Exploiting Strategic Opportunities

Projected 2005 Performance Measures

- **E.P.S.: $2.26 - $2.36**
  - **7 - 11% Growth**

- **ROE:**
  - **20%**

- **Asset Quality:**
  - **Nonperforming Assets Ratio: 30 b.p.**

- **Loan Growth: 9% Overall**
  - **Commercial: 10%**
  - **Commercial Real Estate: 14%**
  - **Direct Consumer: 16%**

- **Deposit Growth:**
  - **Time Deposits: 16%**
  - **Total Deposits: 6%**

- **Efficiency Ratio: 49%**

Strategic Opportunities

- **Franchise Enhancement**

- **Market Expansion**

- **Value Added Acquisition Potential**
    - **Experience**
    - **Capacity**
    - **Efficiency**
    - **Sales Process**
    - **Credit Culture**

Why First Midwest?

Why First Midwest?

➔ **Proven Management Process**

➔ **Track Record of Performance**

➔ **Strong Market Presence**

➔ **Enhanced Dynamism**

➔ **Value Added Acquisition/Potential**

Why Now?

Premium Franchise:
Without The Premium Price



(1) Represents 3/31/05 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$13.8 billion
(2) Represents 3/31/05 median values as obtained from SNL DataSource for 48 institutions ranging in asset size from $5-15 billion.

Selected Financial Information

First Midwest Bancorp. Inc.

Selected Financial Information
(Amounts in thousands, except per share data)

	2005 1st Quarter	2004 Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	2003 Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	2002 Dec. 31/YTD
Period-End Balance Sheet												
Total assets	$ 6.910.482	$ 6.863.381	$ 6.863.381	$ 6.931.563	$ 6.834.285	$ 6.848.701	$ 6.906.658	$ 6.906.658	$ 6.299.237	$ 6.455.651	$ 6.050.593	$ 5.980.533
Securities HTM - amortized cost	73.725	64.576	64.576	54.743	61.679	66.208	67.446	67.446	62.469	89.955	77.878	69.832
Securities HTM - fair market value	73.758	64.618	64.618	54.784	61.727	66.257	67.513	67.513	62.571	90.096	78.344	69.987
Securities AFS - fair market value	2.170.720	2.179.438	2.179.438	2.115.492	2.062.707	2.139.140	2.229.650	2.229.650	2.195.138	2.371.459	2.094.071	2.021.767
Mortgages held for sale	5.915	4.251	4.251	5.308	6.055	11.649	9.620	9.620	18.142	19.866	18.160	18.521
Loans:												
Commercial	1.158.819	1.146.168	1.146.168	1.129.532	1.113.493	1.066.446	1.052.117	1.052.117	985.527	990.423	936.436	897.845
Agricultural	107.265	107.059	107.059	101.590	101.062	99.384	94.983	94.983	87.378	83.182	82.134	91.381
Real estate - commercial	1.529.942	1.493.855	1.493.855	1.456.436	1.440.770	1.464.150	1.393.420	1.393.420	1.033.101	1.023.487	1.012.250	1.019.989
Real estate - construction	421.258	427.248	427.248	448.541	448.454	436.802	453.429	453.429	384.982	381.439	376.715	344.509
Real estate - 1-4 family	108.316	92.512	92.512	163.824	162.267	163.383	170.245	170.245	116.453	129.428	128.401	138.302
Direct consumer	576.955	576.691	576.691	572.112	557.561	548.690	543.161	543.161	515.435	506.995	501.969	504.048
Indirect consumer	251.173	291.745	291.745	331.991	349.622	335.812	352.427	352.427	365.336	384.038	401.376	410.772
Total loans	4.153.728	4.135.278	4.135.278	4.204.026	4.173.229	4.114.667	4.059.782	4.059.782	3.488.212	3.498.992	3.439.281	3.406.846
Other Assets:												
Other earning assets	168	330	330	3.305	3.320	1.541	5.789	5.789	1.172	1.122	875	11.745
Total earning assets	6.404.256	6.383.873	6.383.873	6.382.874	6.306.990	6.333.205	6.372.287	6.372.287	5.765.133	5.981.394	5.630.265	5.528.711
Corporate owned life insurance	152.554	151.359	151.359	150.165	148.932	147.688	146.421	146.421	145.067	143.884	142.658	141.362
Intangibles:												
Goodwill	84.547	84.547	84.547	84.427	84.427	84.427	83.735	83.735	34.806	34.806	16.397	16.397
Other intangibles	11.633	12.165	12.165	12.698	13.231	13.763	15.533	15.533	874	892	-	-
Total intangibles	96.180	96.712	96.712	97.125	97.658	98.190	99.268	99.268	35.680	35.698	16.397	16.397
Deposits:												
Demand deposits	911.721	922.540	922.540	929.272	895.288	867.342	859.080	859.080	847.617	858.040	805.142	789.392
Interest bearing deposits	4.051.138	3.982.838	3.982.838	4.026.050	3.997.314	3.921.470	3.956.028	3.956.028	3.618.902	3.669.363	3.390.326	3.383.562
Total deposits	4.962.859	4.905.378	4.905.378	4.955.322	4.892.602	4.788.812	4.815.108	4.815.108	4.466.519	4.527.403	4.195.468	4.172.954
Fed funds purchased and repurchase agreements	739,077	704,589	704,589	721,512	719,778	792,408	879,709	879,709	804,921	787,510	752,895	662,408
Other borrowed funds	440.676	513.743	513.743	530.826	530.975	531.124	491.963	491.963	365.000	525.000	525.000	575.000
Subordinated debt - trust preferred securities	129,042	129,294	129,294	129,250	127,547	129,785	128,716	128,716				
Common equity	$ 519.163	$ 532.038	$ 532.038	$ 535.855	$ 506.901	$ 524.129	$ 522.540	$ 522.540	$ 509.153	$ 508.004	$ 492.822	$ 491.953
Average Balance Sheet												
Total assets	$ 6,873,037	$ 6,860,245	$ 6,861,440	$ 6,885,474	$ 6,907,292	$ 6,786,430	$ 6,199,699	$ 6,244,093	$ 6,333,531	$ 6,208,921	$ 6,005,885	$ 5,901,898
Securities - HTM taxable	11,236	11,826	11,764	11,841	11,826	11,874	13,378	12,851	13,464	13,571	13,675	43,310
Securities - HTM tax-exempt	56,214	50,079	44,675	45,645	55,812	54,293	61,157	46,244	67,809	71,380	59,266	54,900
Securities - AFS taxable	1,573,988	1,412,866	1,504,180	1,387,270	1,394,223	1,365,068	1,466,925	1,470,961	1,486,239	1,470,459	1,439,538	1,463,643
Securities - AFS tax-exempt	571,980	658,998	571,842	662,161	693,549	709,365	656,624	703,107	700,135	644,152	577,242	476,946
Total loans	4,127,803	4,143,067	4,160,795	4,199,874	4,154,750	4,056,031	3,465,877	3,501,597	3,488,136	3,464,117	3,408,390	3,382,508
Other earning assets	4.238	30.344	23.547	37.994	51.033	8.788	30.372	14.285	54.090	30.729	22.210	19.465
Total earning assets	6,345,459	6,307,180	6,316,803	6,344,785	6,361,193	6,205,419	5,694,333	5,749,045	5,809,873	5,694,408	5,520,321	5,440,772
Deposits:												
Demand deposits	907,234	894,093	937,725	902,869	881,595	853,606	806,777	828,093	832,518	794,815	770,770	744,295
Savings	644,492	646,214	643,857	648,660	655,872	636,465	498,798	506,242	508,979	499,735	479,835	454,588
NOW accounts	725,573	747,466	740,678	739,341	754,442	755,568	662,331	720,141	687,389	630,916	609,381	600,924
Super NOW's	152,664	174,169	168,666	204,526	198,544	124,665	151,662	132,780	204,924	151,007	117,180	122,710
Money markets	685.633	732.456	716.181	724.370	737.458	752.082	616.868	690.861	650.963	588.490	535.073	552.440
Core transactional deposits.	3,115,596	3,194,398	3,207,107	3,219,766	3,227,911	3,122,386	2,736,436	2,878,117	2,884,773	2,664,963	2,512,239	2,474,957
Time deposits > $100.000	538,105	510,490	517,236	508,861	530,132	485,675	528,219	497,339	535,237	549,788	530,803	599,653
Time deposits < $100.000	1.264.296	1.185.868	1.223.114	1.191.460	1.161.496	1.166.933	1.071.542	1.031.237	1.078.550	1.081.330	1.095.683	1.139.364
Total time deposits	1.802.401	1.696.358	1.740.350	1.700.321	1.691.628	1.652.608	1.599.761	1.528.576	1.613.787	1.631.118	1.626.486	1.739.017
Total deposits	4.917.997	4.890.756	4.947.457	4.920.087	4.919.539	4.774.994	4.336.197	4.406.693	4.498.560	4.296.081	4.138.725	4.213.974
FFP. repos. other borrowed funds	1,237,391	1,253,419	1,184,601	1,257,453	1,294,370	1,277,965	1,276,616	1,204,869	1,273,420	1,332,278	1,296,945	1,150,028
Subordinated debt - trust preferred securities	129,291	128,454	129,251	127,566	128,271	128,728	15,515	61,560	-	-	-	-
Total funding sources	6,284,679	6,272,629	6,261,309	6,305,106	6,342,180	6,181,687	5,628,328	5,673,122	5,771,980	5,628,359	5,435,670	5,364,002
Common equity	534,132	530,721	540,370	526,088	518,388	537,982	507,580	516,545	502,822	509,565	501,273	479,105

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2005	2004					2003					2002
	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31
Income Statement												
Interest income	$ 83,155	$ 315,342	$ 81,765	$ 79,643	$ 76,545	$ 77,389	$ 291,067	$ 71,668	$ 71,309	$ 73,525	$ 74,565	$ 329,664
Interest expense	26,046	86,478	23,372	22,109	20,497	20,500	81,313	18,706	19,302	20,881	22,424	110,910
Net interest income	57,109	228,864	58,393	57,534	56,048	56,889	209,754	52,962	52,007	52,644	52,141	218,754
Loan loss provision	3,150	12,923	5,350	3,240	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410
Service charges on deposit accounts	6,693	28,837	7,682	7,873	7,041	6,241	27,924	7,269	7,296	7,078	6,281	25,362
Trust revenue	3,129	11,888	3,005	2,883	3,038	2,962	10,810	2,727	2,762	2,768	2,553	10,309
Card-based fees	2,347	9,252	2,413	2,344	2,349	2,146	8,336	1,971	2,088	2,196	2,081	7,895
Corporate owned life insurance	1,195	4,939	1,195	1,233	1,244	1,267	5,059	1,354	1,183	1,226	1,296	6,728
Security gains, net	2,561	8,222	2,872	748	2,663	1,939	2,988	202	(615)	3,335	66	460
Gains/(losses) on early extinguishment of debt.	-	(2,653)	-	-	(1,413)	(1,240)	(6,025)	(3,018)	(3,007)	-	-	-
Other income	4,221	18,896	6,909	3,732	4,185	4,070	25,078	8,914	6,065	4,612	5,487	16,237
Total noninterest income	20,146	79,381	24,076	18,813	19,107	17,385	74,170	19,419	15,772	21,215	17,764	66,991
Salaries and benefits	22,853	92,171	25,291	23,009	21,755	22,116	84,284	21,241	21,618	21,413	20,012	80,626
Occupancy and equipment	6,356	24,862	6,418	6,069	6,030	6,345	22,487	5,650	5,720	5,526	5,591	22,067
Foreclosed property expense	232	1,272	340	289	397	246	636	240	100	144	152	1,638
Goodwill amortization	-	-	-	-	-	-	-	-	-	-	-	-
Other intangibles amortization	533	2,130	533	531	533	533	38	19	19	-	-	1,313
Acquisition and restructure charges	-	650	-	-	-	650	2	2	-	-	-	-
Other expenses	9,798	42,253	10,215	10,461	11,262	10,315	42,005	9,957	10,094	10,871	11,083	42,408
Total noninterest expense	39,772	163,338	42,797	40,359	39,977	40,205	149,452	37,109	37,551	37,954	36,838	148,052
Pre-tax earnings	34,333	131,984	34,322	32,748	32,773	32,141	123,667	32,197	27,568	33,365	30,537	122,283
Income taxes	9,126	32,848	9,102	7,576	8,061	8,109	30,889	7,998	6,366	8,718	7,807	32,133
Net income	$ 25,207	$ 99,136	$ 25,220	$ 25,172	$ 24,712	$ 24,032	$ 92,778	$ 24,199	$ 21,202	$ 24,647	$ 22,730	$ 90,150
Basic earnings per share	$ 0.55	$ 2.13	$ 0.55	$ 0.54	$ 0.53	$ 0.52	$ 1.99	$ 0.52	$ 0.46	$ 0.53	$ 0.48	$ 1.88
Diluted earnings per share	$ 0.55	$ 2.12	$ 0.54	$ 0.54	$ 0.53	$ 0.51	$ 1.97	$ 0.52	$ 0.45	$ 0.53	$ 0.48	$ 1.86
Weighted average shares outstanding	45,872	46,469	46,269	46,473	46,577	46,560	46,671	46,576	46,553	46,583	46,978	48,074
Weighted average diluted shares outstanding	46,164	46,860	46,664	46,851	46,976	46,953	46,982	46,944	46,890	46,871	47,229	48,415
Tax equivalent adjustment [1]	$ 3,785	$ 17,440	$ 3,801	$ 4,367	$ 4,608	$ 4,664	$ 17,642	$ 4,640	$ 4,680	$ 4,400	$ 3,922	$ 14,014
Net interest income (FTE) [1]	$ 60,894	$ 246,304	$ 62,194	$ 61,901	$ 60,656	$ 61,553	$ 227,396	$ 57,602	$ 56,687	$ 57,044	$ 56,063	$ 232,768
Stock and related per share data:												
Book value	$ 11.35	$ 11.55	$ 11.55	$ 11.56	$ 10.87	$ 11.26	$ 11.22	$ 11.22	$ 10.94	$ 10.92	$ 10.58	$ 10.42
Tangible book value	9.25	9.45	9.45	9.46	8.78	9.15	9.09	9.09	10.17	10.15	10.23	10.07
Dividends declared per share	0.24	0.90	0.24	0.22	0.22	0.22	0.79	0.22	0.19	0.19	0.19	0.70
Market price - period high	36.75	38.30	38.30	35.62	36.03	34.29	32.80	32.80	31.45	29.87	28.12	32.16
Market price - period low	31.92	31.13	33.70	32.25	32.33	31.13	24.89	29.61	28.53	25.55	24.89	23.34
Closing price at period end	$ 32.48	$ 36.29	$ 36.29	$ 34.56	$ 35.21	$ 34.22	$ 32.43	$ 32.43	$ 29.71	$ 28.81	$ 25.81	$ 26.71
Closing price to book value	2.9	3.1	3.1	3.0	3.2	3.0	2.9	2.9	2.7	2.6	2.4	2.6
Period end shares outstanding	45,732	46,065	46,065	46,370	46,632	46,537	46,581	46,581	46,551	46,534	46,582	47,206
Period end treasury shares	11,195	10,862	10,862	10,557	10,295	10,390	10,346	10,346	10,376	10,393	10,345	9,721
Number of shares repurchased	365	897	451	284	-	162	842	-	52	123	667	1,687
Common dividends	$ 10,997	$ 42,567	$ 11,081	$ 10,218	$ 10,275	$ 10,993	$ 36,842	$ 10,263	$ 8,858	$ 8,854	$ 8,867	$ 33,558
Other Key Ratios/Data:												
Return on average equity [2]	19.14%	18.68%	18.57%	19.03%	19.17%	17.97%	18.28%	18.59%	16.73%	19.40%	18.39%	18.82%
Return on average assets [2]	1.49%	1.45%	1.46%	1.45%	1.44%	1.42%	1.50%	1.54%	1.33%	1.59%	1.53%	1.53%
Net interest margin [1]	3.87%	3.91%	3.94%	3.90%	3.81%	3.97%	3.99%	4.01%	3.90%	4.01%	4.06%	4.28%
Yield on average earning assets [1]	5.53%	5.28%	5.42%	5.30%	5.10%	5.29%	5.42%	5.31%	5.23%	5.47%	5.69%	6.32%
Cost of funds	1.94%	1.61%	1.76%	1.64%	1.50%	1.54%	1.69%	1.54%	1.56%	1.73%	1.92%	2.40%
Efficiency ratio [1]	49.88%	50.11%	50.43%	49.60%	49.89%	50.53%	48.32%	45.66%	48.72%	49.92%	49.16%	48.20%
Net noninterest expense ratio [2]	1.31%	1.30%	1.25%	1.29%	1.29%	1.39%	1.17%	0.95%	1.14%	1.30%	1.29%	1.38%
Full time equivalent employees - end of period	1,630	1,630	1,630	1,653	1,645	1,632	1,646	1,646	1,564	1,558	1,526	1,517
Number of bank offices	67	67	67	67	67	66	66	66	64	67	66	67

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2005 1st Quarter	2004 Dec. 31/YTD	2004 4th Quarter	2004 3rd Quarter	2004 2nd Quarter	2004 1st Quarter	2003 Dec. 31/YTD	2003 4th Quarter	2003 3rd Quarter	2003 2nd Quarter	2003 1st Quarter	2002 Dec. 31/YTD
Parent Company Data:												
Parent investment in subsidiaries - end of	$ 588,643	$ 596,428	$ 596,428	$ 606,091	$ 567,586	$ 601,194	$ 554,585	$ 554,585	$ 496,455	$ 484,993	$ 465,245	$ 461,973
Risk-Based Capital Data:												
Tier 1 capital	$ 553,373	$ 550,310	$ 550,310	$ 551,313	$ 541,386	$ 524,685	$ 516,411	$ 516,411	$ 437,286	$ 424,664	$ 430,560	$ 434,583
Tier 2 capital	56,244	56,718	56,718	56,707	56,686	56,628	56,404	56,404	49,164	49,124	48,020	47,929
Total capital	609,617	607,028	607,028	608,020	598,072	581,313	572,815	572,815	486,450	473,788	478,580	482,512
Risk-adjusted assets	$ 5,287,560	$ 5,267,528	$ 5,267,528	$ 5,215,858	$ 5,221,200	$ 5,074,754	$ 5,020,253	$ 5,020,253	$ 4,611,014	$ 4,562,927	$ 4,419,041	$ 4,374,486
Tier 1 capital / risk-based assets	10.47%	10.45%	10.45%	10.57%	10.37%	10.34%	10.29%	10.29%	9.48%	9.31%	9.74%	9.93%
Total capital / risk-based assets	11.53%	11.52%	11.52%	11.66%	11.45%	11.45%	11.41%	11.41%	10.55%	10.38%	10.83%	11.03%
Leverage ratio	8.18%	8.16%	8.16%	8.13%	7.97%	7.93%	8.49%	8.49%	7.02%	6.99%	7.25%	7.32%
Tangible capital ratio	6.21%	6.43%	6.43%	6.42%	6.07%	6.31%	6.22%	6.22%	7.56%	7.36%	7.90%	7.97%
Tangible equity / risk-based assets	8.00%	8.26%	8.26%	8.41%	7.84%	8.39%	8.43%	8.43%	10.27%	10.35%	10.78%	10.87%
Loan Performance Data:												
Nonaccrual loans:												
Commercial	$ 8,467	$ 11,267	$ 11,267	$ 13,319	$ 14,219	$ 8,214	$ 5,986	$ 5,986	$ 6,667	$ 5,683	$ 5,342	$ 4,227
Real estate - commercial	1,816	1,774	1,774	2,554	2,401	1,801	1,823	1,823	927	1,338	4,516	4,096
Real estate - construction	4,159	4,159	4,159	4,288	3,819	4,644	4,331	4,331	731	91	1,091	1,000
Real estate - 1-4 family	743	581	581	835	2,329	2,040	2,274	2,274	1,512	982	1,266	1,399
Direct consumer	994	1,250	1,250	1,145	1,756	1,839	1,401	1,401	1,313	927	1,047	1,203
Indirect consumer	228	166	166	126	97	166	115	115	292	402	334	600
Total nonaccrual loans	16,407	19,197	19,197	22,267	24,621	18,704	15,930	15,930	11,442	9,423	13,596	12,525
Renegotiated / restructured loans	-	-	-	-	-	-	7,137	7,137	7,219	7,328	-	-
Nonperforming loans	16,407	19,197	19,197	22,267	24,621	18,704	23,067	23,067	18,661	16,751	13,596	12,525
Foreclosed real estate	3,270	3,736	3,736	4,528	4,602	4,779	5,812	5,812	3,842	4,576	4,044	5,496
Nonperforming assets	19,677	22,933	22,933	26,795	29,223	23,483	28,879	28,879	22,503	21,327	17,640	18,021
Loans past due 90 days + and still accruing	4,625	2,658	2,658	3,108	4,160	6,977	3,384	3,384	4,806	5,723	7,497	3,307
Reserve for loan losses (RLL):												
RLL	$ 56,244	$ 56,718	$ 56,718	$ 56,707	$ 56,686	$ 56,628	$ 56,404	$ 56,404	$ 49,164	$ 49,124	$ 48,020	$ 47,929
Loan loss provision	3,150	12,923	5,350	3,240	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410
Net charge-offs by category:												
Commercial	1,751	7,058	3,870	1,460	1,309	419	3,398	773	1,195	796	634	5,889
Real estate - commercial	560	1,370	349	762	26	233	224	67	4	165	(12)	570
Real estate - construction	-	355	34	-	321	-	244	749	-	(506)	1	1,123
Real estate - 1-4 family	28	108	92	3	7	6	138	9	31	20	78	87
Consumer	1,285	3,718	994	994	684	1,046	5,546	1,457	1,390	961	1,738	7,557
Total net charge-offs	3,624	12,609	5,339	3,219	2,347	1,704	9,550	3,055	2,620	1,436	2,439	15,226
NPA ratios:												
Nonperforming loans / loans	0.39%	0.46%	0.46%	0.53%	0.59%	0.45%	0.57%	0.57%	0.53%	0.48%	0.40%	0.37%
Nonperforming assets / loans + foreclosed real estate	0.47%	0.55%	0.55%	0.64%	0.70%	0.57%	0.71%	0.71%	0.64%	0.61%	0.51%	0.53%
Nonperforming assets + loans past due 90 days / loans + foreclosed real estate	0.58%	0.62%	0.62%	0.71%	0.80%	0.74%	0.79%	0.79%	0.78%	0.77%	0.73%	0.63%
Nonperforming assets / total assets	0.28%	0.33%	0.33%	0.39%	0.43%	0.34%	0.42%	0.42%	0.36%	0.33%	0.29%	0.30%
Loan loss ratios:												
RLL / loans	1.35%	1.37%	1.37%	1.35%	1.36%	1.38%	1.39%	1.39%	1.41%	1.40%	1.40%	1.41%
RLL / nonperforming loans	342.80%	295.45%	295.45%	254.67%	230.23%	302.76%	244.52%	244.52%	263.46%	293.26%	353.19%	382.67%
Net charge-offs to average net loans	0.36%	0.30%	0.51%	0.30%	0.23%	0.17%	0.28%	0.35%	0.30%	0.17%	0.29%	0.45%

Footnotes:

(1) Tax equivalent basis reflects federal and state tax benefits.

(2) Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.